Exhibit 12.1

KILROY REALTY CORPORATION
Statement of Computation of Ratio of Earnings to Fixed Charges and
Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Dividends
(in thousands, except ratios)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations (1)	$238,604	$59,313	$14,935	$(5,475)	$(16,664)
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	57,682	67,571	75,870	79,114	85,785
Capitalized interest and loan costs	51,965	47,090	35,368	19,792	9,130
Estimate of interest within rental expense	3,138	4,270	4,073	3,475	1,481
Distributions on Cumulative Redeemable Preferred units	—	—	—	3,541	5,588
Fixed Charges	112,785	118,931	115,311	105,922	101,984
Plus: Amortization of capitalized interest (2)	8,412	7,001	5,823	5,318	4,622
Less: Capitalized interest and loan costs	(51,965)	(47,090)	(35,368)	(19,792)	(9,130)
Less: Distributions on Cumulative Redeemable Preferred units	—	—	—	(3,541)	(5,588)
Earnings	307,836	138,155	100,701	82,432	75,224

Combined Fixed Charges and Preferred Dividends:
Fixed Charges (from above)	112,785	118,931	115,311	105,922	101,984
Preferred Dividends	13,250	13,250	13,250	10,567	9,608
Combined Fixed Charges and Preferred Dividends	$126,035	$132,181	$128,561	$116,489	$111,592
Consolidated ratio of earnings to fixed charges	2.73x	1.16x	0.87x	0.78x	0.74x
Consolidated ratio of earnings to combined fixed charges and preferred dividends	2.44x	1.05x	0.78x	0.71x	0.67x
(Surplus) Deficiency	$(181,801)	$(5,974)	$27,860	$34,057	$36,368
________________________
(1)The Company adopted Accounting Standards Update No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, effective January 1, 2015. As a result, properties classified as held for sale and/or disposed of subsequent to January 1, 2015 that do not represent a strategic shift are no longer presented as discontinued operations. In accordance with the accounting pronouncement, we adopted the guidance on a prospective basis. Therefore our earnings presented prior to adoption do not include the results of operations for properties classified as held for sale and/or disposed of prior to January 1, 2015.
(2)Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capital interest, reduced by capitalized interest and loan costs and distributions on cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on cumulative redeemable preferred units.

We have computed the consolidated ratio of earnings to combined fixed charges and preferred dividends by dividing earnings by combined fixed charges and preferred dividends. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capitalized interest, reduced by capitalized interest and loan costs and distributions on Series A cumulative redeemable preferred units. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs, an estimate of the interest within rental expense, and distributions on Series A cumulative redeemable preferred units.